UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,197,207
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,197,207
	10.	Shared Dispositive Power 22,333,406
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,530,613
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 830,852
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 830,852
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,068,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,068,522
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,096,581
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,096,581
	10.	Shared Dispositive Power 22,333,406
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,429,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,223
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,223
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,223
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,223
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 599
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 599
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,105,403
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,105,403
	10.	Shared Dispositive Power 22,333,406
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,438,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,438,809
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,105,403
	10.	Shared Dispositive Power 22,333,406
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,438,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I” and, together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On November 13, 2014, in connection with the Rights Offering by Holdings to its stockholders, the Acquiring Reporting Persons acquired 2,873,086 Shares of the Issuer from Holdings, through the over-subscription privileges associated with the Rights Offering, for total cash consideration of $27,294,317. Partners used working capital to acquire the Shares through the over-subscription privileges associated with the Rights Offering. Mr. Lampert used personal funds to acquire the Shares through the over-subscription privileges associated with the Rights Offering.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On November 13, 2014, in connection with the Rights Offering by Holdings to its stockholders, the Acquiring Reporting Persons acquired 2,873,086 Shares of the Issuer from Holdings through the over-subscription privileges associated with the Rights Offering.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of November 14, 2014, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	48,530,613	(1)	47.6%	26,197,207		0	26,197,207		22,333,406	(1)
SPE I Partners, LP	830,852		0.8%	830,852		0	830,852		0
SPE Master I, LP	1,068,522		1.0%	1,068,522		0	1,068,522		0
RBS Partners, L.P.	50,429,987	(1)(2)	49.5%	28,096,581	(2)	0	28,096,581	(2)	22,333,406	(1)
ESL Institutional Partners, L.P.	8,223		0.0%	8,223		0	8,223		0

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
RBS Investment Management, L.L.C.	8,223	(3)	0.0%	8,223	(3)	0	8,223	(3)	0
CRK Partners, LLC	599		0.0%	599		0	599		0
ESL Investments, Inc.	50,438,809	(1)(4)	49.5%	28,105,403	(4)	0	28,105,403	(4)	22,333,406	(1)
Edward S. Lampert	50,438,809	(1)(5)	49.5%	50,438,809	(1)(5)	0	28,105,403	(5)	22,333,406	(1)

(1)	This number includes 22,333,406 Shares of the Issuer held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 26,197,207 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I and 1,068,522 Shares of the Issuer held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 8,223 Shares of the Issuer held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 26,197,207 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I, 1,068,522 Shares of the Issuer held by SPE Master I, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 26,197,207 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I, 1,068,522 Shares of the Issuer held by SPE Master I, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2014	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS CANADA INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
ESL Partners, L.P.	11/13/2014	Acquisition through Oversubscription Privileges	1,389,984		$9.50
Edward S. Lampert	11/13/2014	Acquisition through Oversubscription Privileges	1,483,102		$9.50